1st AMENDMENT TO

SUB-ADVISORY AGREEMENT

THIS 1st AMENDMENT TO THE SUB-ADVISORY AGREEMENT, made this 11th day of June, 2026 (the “Amendment”), is between Lincoln Financial Investments Corporation (formerly known as Lincoln Investment Advisors Corporation), a Tennessee corporation (“LFI”) and FIAM LLC (“Fidelity”), a Delaware limited liability company.

Recitals

1.	LFI currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

2.	Fidelity currently sub-advises one series of the Trust pursuant to a written subadvisory agreement dated May 1, 2025 (the “Agreement”);

3.	Fidelity serves as sub-adviser to the LVIP Fidelity Institutional AM® Total Bond Fund (the “Fund), a series of the Trust;

4.	Fidelity and LFI desire to amend the fee schedule (“Schedule A”) to the Agreement with respect to the Fund;

Representations

1.	LFI represents and warrants that approval of this amendment has been obtained from the Trust’s Board of Trustees at a meeting held June 2, 2026.

Amendment

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	The Recitals are incorporated herein and made a part of the Agreement.

2.	The Representations are incorporated and made a part of the Agreement.

3.	Schedule A shall be deleted and replaced with the attached amended Schedule A effective as of July 1, 2026, to reflect the amended fee schedule of the Funds.

4.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

5.	This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

[signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

LINCOLN FINANCIAL INVESTMENTS CORPORATION		FIAM LLC

By:	/s/ Gordon Huellmantel	By:	/s/ Brad Sweeney
Name: Gordon Huellmantel		Name:	Brad Sweeney
Title: Senior Vice President:		Title:	VP, Business Development

SCHEDULE A

Fee Schedule

The Adviser shall pay to the Sub-Adviser compensation for services rendered to the Funds at an annual rate as follows:

Fund	Fees payable on assets of the Managed Portion		Effective Date
LVIP Fidelity	First $500m: 0.12%		July 1, 2026
Institutional AM®	$500m up to $1b: 0.09%
Total Bond Fund	$1b up to $1.5b: 0.06 Over $1.5b: 0.05	% %

Any such fee to the Sub-Adviser shall be payable in arrears for each month within 10 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund.